

October 19, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Bobby D. O'Brien
Executive Vice President and Chief Financial Officer
VALHI, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240

> **Re: VALHI, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 7, 2015**
> **Response Letter Dated September 15, 2015**
> **File No. 333-48391**

Dear Mr. O'Brien:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Financial Statements, page 3

Note 12- Income Taxes, page 16

1.   We note your response to prior comment 1 from our letter dated August 31, 2015. Please provide us with the following additional information so that we may fully understand the appropriateness of your disclosures leading up as well as the timing of your recognition of the $150.3 million valuation allowance with respect to your German and Belgian net deferred income taxes in the quarter ended June 30, 2015.

- Address the differences between your German corporate and trade tax. Explain how you allocated the German jurisdiction results of operations between these two categories;

- Break out your expected pre-tax profit (loss) for calendar 2015 at December 31, 2014, March 31, 2015 and June 30, 2015 for German corporate and trade tax purposes. Explain how you allocated such amounts;

- Provide us with the your trailing three-year cumulative results on a quarterly basis beginning with the quarter ended January 31, 2014. Please provide this information separately for German corporate, German trade and Belgium;

- Provide support for your statement that you had significant cumulative income in Germany for the most recent twelve consecutive quarters ended December 31, 2014. In this regard, this statement is unclear given the amount of book tax income (loss) generated by your German jurisdictions for the quarters ended March 31, 2015 and June 30, 2015, as well as your expected level of pre-tax profit (loss) for calendar 2015 as of those same periods. Provide disaggregated information for corporate and trade tax purposes;

- Tell us the date you began discussing the need for workforce reductions and provide us a timeline for how and when those discussions progressed to the conclusion that the $21 million charge was necessary; and

- Tell us your expectations regarding future results of operations for German corporate, German trade and Belgium. Address the need to discuss these expectations in your filings.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction